VALLEY NATIONAL BANCORP

1455 Valley Road

Wayne, New Jersey 07470

(973) 305-8800

December 19, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Withdrawal of Registration
Statement on Form S-3 (Registration No. 333-156049)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Valley National Bancorp (the “Registrant”) hereby applies for, and requests that the Securities and Exchange Commission (the “Commission”) consent to, the withdrawal of the Registrant’s Registration Statement on Form S-3 that was initially filed by the Registrant on December 10, 2008 (Registration No. 333-156049), together with all exhibits thereto (the “Registration Statement”), effective as of the date of this application.

The Registration Statement is being withdrawn since the Registrant is a well-known seasoned issuer and the Registration Statement was improperly tagged as a Form S-3 instead of a Form S-3ASR automatically effective shelf registration statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Registrant further requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account and used to offset the filing fee for any future registration statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (973) 305-4065 or Michael T. Rave at Day Pitney LLP, counsel to the Registrant, at (973) 966-8123.

Very truly yours,

Valley National Bancorp

By:	/s/ Mitchell L. Crandell
Name:	Mitchell L. Crandell
Title:	Senior Vice President and Controller

cc:	Michael T. Rave